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                                                                Exhibit 99(f)

                           System Energy Resources, Inc.
              Computation of Ratios of Earnings to Fixed Charges and
                        Ratios of Earnings to Fixed Charges


                                                                                                      12 months
                                                    1995     1996      1997      1998      1999     September-00
Fixed charges, as defined:
  Total Interest                                  $151,512  $143,720  $128,653  $116,060  $147,982    $121,495
  Interest applicable to rentals                     6,475     6,223     6,065     5,189     3,871       4,502
                                                  ------------------------------------------------------------
Total fixed charges, as defined                   $157,987  $149,943  $134,718  $121,249  $151,853    $125,997
                                                  ============================================================
Earnings as defined:
  Net Income                                       $93,039   $98,668  $102,295  $106,476   $82,375     $99,431
  Add:
    Provision for income taxes:
      Total                                         75,493    82,121    74,654    77,263    53,851      79,712
    Fixed charges as above                         157,987   149,943   134,718   121,249   151,853     125,997
                                                  ------------------------------------------------------------

Total earnings, as defined                        $326,519  $330,732  $311,667  $304,988  $288,079    $305,140
                                                  ============================================================

Ratio of earnings to fixed charges, as defined        2.07      2.21      2.31      2.52      1.90        2.42
                                                  ============================================================

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